
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 5, 2011

John Bordynuik
Director and Chairman of the Board
President and Chief Executive Officer
JBI, Inc.
1783 Allanport Road
Thorold, Ontario
Canada

> Re: **JBI, Inc.**
> **Form 8-K dated May 14, 2010**
> **Filed May 14, 2010**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We note that your financial statements for the years ended December 31, 2009 and 2008 were audited by Gately and Associates, LLC. Effective October 22, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Gately and Associates, LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Gately.pdf and related SEC order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Gately_2010-10-22_Exchange_Act_Release_63167.pdf.

As Gately and Associates, LLC is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Gately and Associates, LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Gately and Associates, LLC. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading. Therefore, please amend the 8-K that you filed on May 14, 2010 regarding the auditor change under Item 4.01 to disclose this fact. If you are unable to obtain an updated Exhibit 16 letter from Gately and Associates, LLC, please indicate this fact in your filing.

Please advise us as to how you intend to address this matter by no later than January 12, 2011. If you have any questions, I can be reached at 202-551-3671.

Sincerely,

Martin James
Senior Assistant Chief Accountant